FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PE 8-1-02

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2000

The Westaim Corporation
(Translation of registrant's name into English)

144-4th Avenue, S.W., Suite 1010
Calgary, Alberta T2P 3N4
Canada
(Address of principal executive officers)

(780) 992-5231
(Telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__ Form 40-F_X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No_X

If "Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

The following documents are included in this Form 6-K:

The Registrant's quarterly report to shareholders for the second quarter 2002 is hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby is) incorporated by reference in the Registration Statement on Form S-8 under the Securities Act of 1933 (Reg no. 333-12532).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE WESTAIM CORPORATION

Date: August 17, 2002

By: ________________________

Douglas H. Murray
Assistant Corporate Secretary

Exhibit Index

1.1 The Registrant's quarterly report to shareholders for the second quarter 2002.

Exhibit 1.1

The Registrant's quarterly report to shareholders for the second quarter 2002

WESTAIM

Second Quarter Report to Shareholders
For the quarter ended June 30, 2002

This interim Management's Discussion and Analysis should be read in conjunction with the Management's Discussion and Analysis included in the annual report of the Corporation for the year ended December 31, 2001.

Consolidated Results – Three months ended June 30, 2002

For the three months ended June 30, 2002 the Company reported a net loss of $25.6 million compared to net income of $2.0 million for the three months ended June 30, 2001. Revenues from continuing operations for the three months ended June 30, 2002 were $11.6 million compared to $11.7 million for the same period in 2001.

The 2002 results include a net loss from discontinued operations of $14.2 million and non-cash equity losses from investments of $1.5 million compared to a net loss from discontinued operations of $6.6 million and equity losses of $8.7 million for the same period in 2001. Second quarter results in 2001 also included a $20.1 million gain on sale of assets related to the sale of Nucryst Pharmaceutical's burn business to Smith & Nephew plc.

Income tax expense in the second quarter of 2002 increased to $3.0 million compared to $0.1 million in 2001 primarily due to a reduction in the Company's future income tax asset.

Operations

Westaim's operations are organized into two high-potential emerging technology businesses – iFire Technology Inc. and Nucryst Pharmaceuticals Corp.; and one industrial technology division – Ambeon.

In May, 2002, the Company announced its intention to close the Coinage division and to sell its Ethylene Coatings business. As a result, these businesses are now accounted for as discontinued operations.

The decision to discontinue the Coinage business followed several quarters of operating losses. The outlook for the business was unsustainable as a result of weak demand and global over-capacity in the coin blank industry following completion of the Euro coin project.

The Ethylene Coatings business, Surface Engineered Products (SEP), produces anti-coking coatings for furnaces used in the production of ethylene. SEP's main target market, the ethylene industry, has been experiencing harsh economic conditions and the rate of adoption of the anti-coking technology has not met expectations. Westaim is currently seeking a strategic buyer for SEP.

iFire Technology – iFire's operating loss for the three months ended June 30, 2002 was $4.6 million compared to an operating loss of $1.6 million for the same period in 2001. The increase in the operating loss reflects lower funding contributions from Technology Partnerships Canada which were $2.3 million in the second quarter of 2002 compared to $5.1 million in the same period last year. Licensing revenue of $1.1 million represents the amortization of deferred licensing revenue and is consistent with the same period in 2001. Research and development expenditures are expected to continue at comparable levels during the remainder of the year.

Nucryst Pharmaceuticals – Nucryst's operating loss for both the second quarter of 2002 and 2001 was $1.8 million. Commencing in May 2001, sales revenue reflects licensing royalties, milestone payments and manufacturing revenue relating to Acticoat™ products sold by, and produced for, Smith & Nephew plc. Revenue from licensing and manufacturing in the second quarter of 2002 was $1.8 million and was unchanged from the same quarter of 2001 in which Nucryst recorded revenue from direct sales for one month and revenue from licensing and manufacturing for two months of the quarter. The second quarter of 2002 was another record quarter for the sale of Acticoat™ dressings with product sales to end users continuing at a growth rate in excess of 50% compared to the same quarter last year.

The outlook for Nucryst is a continued increase in licensing and manufacturing revenues resulting from the growth in sales of Acticoat™ products by Smith & Nephew in the United States and Europe. Improvements in revenue are expected to be more than offset by research and development expenditures as Nucryst pursues pre-clinical research into the pharmaceutical attributes of its nanocrystalline silver technology.

Ambeon – Westaim's Ambeon division develops, manufactures and markets coating solutions and products for customers in the aerospace, electronics, catalyst, and other markets. Ambeon's operating earnings in the second quarter of 2002 were $1.6 million on revenue of $8.8 million compared to earnings of $1.9 million on revenue of $8.8 million in the second quarter of 2001. Revenues and gross profits from Ambeon's core products in the aerospace and electronics markets have declined 18% and 38% respectively compared to the same period last year reflecting the general downturn in these two industry sectors. This decline has been partially offset by revenues and earnings from a materials supply contract which is expected to be completed in late 2002 or early 2003. These general year-over-year trends are expected to continue for the remainder of the year.

Discontinued Operations – The net loss from discontinued operations for the three months ending June 30, 2002 relating to the Coinage and Ethylene Coatings businesses, includes operating losses of $4.4 million, forecast operating losses to the date of shutdown or sale of the businesses of $2.1 million and provisions for workforce reduction, shutdown and asset disposal costs of $7.7 million. The loss from discontinued operations for the second quarter of 2001 was $6.6 million relating to operations for the period.

Future cash costs of the discontinued operations are expected to be largely offset by cash proceeds from the related asset dispositions.

Consolidated Results – Six months ended June 30, 2002

For the six months ended June 30, 2002 the Company reported a net loss of $34.0 million on sales from continuing operations of $23.7 million compared to a net loss of $6.0 million on sales from continuing operations of $25.3 million in the same period of 2001.

The higher net loss for the six months ending June 30, 2002 is attributable to $5.2 million in higher losses from discontinued operations, the $20.1 million gain on sale of Nucryst Pharmaceutical's burn business recorded in 2001, $4.6 million in lower research and development contributions made to iFire by Technology Partnerships Canada and a $4.1 million reduction in the Company's recorded future tax asset. This was partially offset by a $9.6 million reduction in equity losses from investments compared to the first six months of 2001.

Consolidated Results – Six months ended June 30, 2002 – continued

The net loss from discontinued operations for the six months ending June 30, 2002 includes operating losses of $6.7 million, forecast operating losses to the date of shutdown or sale of the businesses of $2.1 million and provisions for workforce reduction, shutdown and asset disposal costs of $7.7 million. The loss from discontinued operations for the first half of 2001 was $11.3 million relating to operations for the period.

Liquidity and Capital Resources

At June 30, 2002 the Corporation had cash and short-term investments of $113.7 million, a decrease of $12.5 million compared to March 31, 2002 and a decrease of $24.6 million compared to December 31, 2001 primarily due to cash used in continuing and discontinued operations, partially offset by decreases in non-cash working capital balances.

Forward-looking Statements

This Report contains forward-looking statements including the outlook for Nucryst and Ambeon. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including the degree to which Smith & Nephew succeeds in selling Acticoat™ products; the absence of a recovery in the aerospace and electronics industry; and general economic, regulatory and industry developments and conditions in the industries that the Company serves. The Company disclaims any intention or obligations to revise forward-looking statements whether as a result of new information, future developments or otherwise.

THE WESTAIM CORPORATION

Consolidated *Statement of Operations and* Consolidated *Statement of Deficit*

(unaudited)

(thousands of dollars)

	Quarter Ended June 30, 2002	Quarter Ended June 30, 2001	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001
Revenue	$ 11,638	$ 11,660	$ 23,656	$ 25,299
Costs				
Manufacturing	6,214	6,179	12,467	12,792
Selling, general and administrative	2,026	2,255	3,939	5,461
Research and development (Note 7)	7,108	3,142	13,007	6,504
Depreciation and amortization	1,444	1,549	2,869	3,052
Divisional loss	(5,154)	(1,465)	(8,626)	(2,510)
Corporate	(2,136)	(2,568)	(3,751)	(4,514)
Interest income	321	1,329	1,131	3,209
Gain on sale of assets (Note 8)	-	20,122	-	20,122
Equity loss on investments	(1,464)	(8,740)	(1,977)	(11,572)
(Loss) earnings from continuing operations before income taxes	(8,433)	8,678	(13,223)	4,735
Income tax (expense) recovery				
Current	(5)	(201)	(130)	(48)
Future	(3,026)	151	(4,108)	667
	(3,031)	(50)	(4,238)	619
(Loss) earnings from continuing operations	(11,464)	8,628	(17,461)	5,354
Loss from discontinued operations net of income taxes (Note 3)	(14,153)	(6,610)	(16,518)	(11,341)
Net (loss) earnings for the period	$ (25,617)	$ 2,018	$ (33,979)	$ (5,987)
(Loss) earnings per common share (Note 6)				
Continuing operations - basic and diluted	$ (0.15)	$ 0.11	$ (0.22)	$ 0.07
Net (loss) earnings - basic and diluted	(0.33)	0.03	(0.44)	(0.08)
Weighted average number of outstanding common shares (thousands)	77,808	77,722	77,797	77,721

Deficit at beginning of period	$ (173,917)	$ (104,522)	$ (163,976)	$ (96,517)
Change in accounting policy (Notes 2, 5)	-	-	(1,579)	-
As restated	(173,917)	(104,522)	(165,555)	(96,517)
Net (loss) earnings	(25,617)	2,018	(33,979)	(5,987)
Deficit at end of period	$ (199,534)	$ (102,504)	$ (199,534)	$ (102,504)

THE WESTAIM CORPORATION

Consolidated Balance Sheet

(unaudited)

(thousands of dollars)		June 30 2002		December 31 2001
ASSETS				
Current				
Cash and cash equivalents	$	79,589	$	138,373
Short-term investments		34,150		-
Accounts receivable		13,996		18,152
Inventories		21,660		18,510
Other		1,245		929
		150,640		175,964
Capital assets		45,906		44,833
Deferred charges		2,417		2,085
Future income taxes		8,007		12,115
Investments		2,029		3,182
	$	208,999	$	238,179
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	24,057	$	17,943
Provision for site restoration		8,085		7,175
Deferred licensing revenue		2,701		4,439
		34,843		29,557
Shareholders' equity				
Capital stock (Note 4)		373,690		372,598
Deficit		(199,534)		(163,976)
		174,156		208,622
	$	208,999	$	238,179

THE WESTAIM CORPORATION
Consolidated Cash Flow Statement
(unaudited)
(thousands of dollars)

	Quarter Ended June 30, 2002	Quarter Ended June 30, 2001	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001
Operating Activities				
(Loss) earnings from continuing operations	$ (11,464)	$ 8,628	$ (17,461)	$ 5,354
Items not affecting cash				
Depreciation and amortization	1,444	1,549	2,869	3,052
Provision for site restoration costs	-	891	1,033	1,721
Future income taxes	3,026	(151)	4,108	(667)
Gain on sale of assets	-	(20,122)	-	(20,122)
Deferred licensing revenue	(1,067)	(1,065)	(2,135)	(2,143)
Equity loss on investments	1,464	8,740	1,977	11,572
Other (Note 4)	1,092	(114)	1,092	-
Cash used in continuing operations before non-cash working capital change:	(5,505)	(1,644)	(8,517)	(1,233)
Changes in continuing operations non-cash working capital				
Accounts receivable	(289)	4,648	1,944	24,280
Inventories	(344)	(136)	(1,289)	961
Other	(97)	(162)	(228)	(1,069)
Accounts payable and accrued liabilities	(584)	(2,010)	(4,152)	(7,636)
Site restoration expenditures	(93)	(122)	(123)	(152)
Deferred licensing revenue	-	-	397	386
Cash (used in) provided from continuing operations	(6,912)	574	(11,968)	15,537
Cash (used in) provided from discontinued operations	(3,266)	1,976	(6,959)	(3,267)
Total cash (used in) provided from operating activities	(10,178)	2,550	(18,927)	12,270
Investing activities				
Capital expenditures - continuing operations	(1,764)	(1,463)	(3,910)	(3,215)
Capital expenditures - discontinued operations	(204)	(1,091)	(436)	(1,576)
Short-term investments	33,067	(44,159)	(34,150)	(50,659)
Deferred charges	(344)	(149)	(537)	(298)
Investments	-	(873)	(824)	(1,448)
Proceeds on sale of assets (Note 8)	-	23,127	-	23,127
Cash provided from (used in) investing activities	30,755	(24,608)	(39,857)	(34,069)
Financing activities				
Issuance of common shares	-	15	-	28
Cash provided from financing activities	-	15	-	28
Net increase (decrease) in cash and cash equivalents	20,577	(22,043)	(58,784)	(21,771)
Cash and cash equivalents at beginning of period	59,012	124,791	138,373	124,519
Cash and cash equivalents at end of perio	$ 79,589	$ 102,748	$ 79,589	$ 102,748

(thousands of dollars)

These interim consolidated financial statements should be read in conjunction with the Company's most recent annual audited financial statements.

Note 1 – Significant Accounting Principles

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, following the same accounting policies and methods of computation as the most recent annual financial statements as at December 31, 2001 except as reported in Note 2.

Note 2 – Change in Accounting Policy – Stock-based Compensation Plans

Effective January 1, 2002 the Company and its subsidiaries adopted Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants (CICA) with respect to the accounting and disclosure of stock-based compensation, which recommends that awards to employees be valued using a fair value method of accounting. These new rules also require that companies account for stock appreciation rights ("SARs") and similar awards to be settled in cash or other assets, by measuring compensation expense on an ongoing basis, as the amount by which the quoted market price exceeds the exercise price at each measurement date.

The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. For stock options in subsidiary companies, compensation expense is measured as the excess, if any, of the fair value of the subsidiary's stock at the date of grant over the exercise price.

Under CICA 3870, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. These new rules do not apply to pre-existing awards except for those awards that call for settlement in cash or other assets.

Note 3 – Discontinued Operations

On May 28, 2002 the Board of Directors of the Company approved the closing of the Coinage division and the selling of the Ethylene Coatings business. Accordingly, the results from operations of these businesses, including the estimated cost of shutdown for the Coinage division and disposition of the Ethylene Coatings business, have been accounted for on a discontinued basis. The Coinage division was shut down in July 2002. It is expected that the Ethylene Coatings business will be sold prior to December 31, 2002.

As a result, the Company recorded a loss from discontinued operations of $14,153 during the second quarter of 2002, of which, $11,980 remains in accounts payable and accrued liabilities as at June 30, 2002.

Amounts included in the consolidated balance sheets relating to discontinued operations are as follows:

	Quarter Ended June 30, 2002	Year Ended December 31, 2001
Accounts receivable	$ 3,375	$ 5,587
Inventories	3,506	1,644
Other assets	276	188
Accounts payable and accrued liabilities	(16,927)	(8,240)
Net working capital	(9,770)	(821)
Capital assets	$ 9,265	$ 9,400

The results of discontinued operations are summarized as follows:

	Quarter Ended June 30 2002	Quarter Ended June 30 2001	Six Months Ended June 30 2002	Six Months Ended June 30 2001
Revenues to May 28, 2002	$ 4,204	$ 4,555	$ 6,454	$ 11,991
Revenues subsequent to May 28, 2002 and estimated future revenues	3,829	–	3,829	–
Total revenue from discontinued operations	$ 8,033	$ 4,555	$ 10,283	$ 11,991
Divisional losses to May 28, 2002	(1,543)	(6,610)	(3,908)	(11,341)
Divisional losses subsequent to May 28, 2002 and estimated future divisional losses	(4,943)	–	(4,943)	–
Costs relating to shutdown and disposition	(7,667)	–	(7,667)	–
Net loss from discontinued operations	$(14,153)	$ (6,610)	$(16,518)	$(11,341)

The net loss from discontinued operations is after deduction of depreciation of $154 for the quarter ended June 30, 2002 (2001 – $1,011) and $308 for the six months ended June 30, 2002 (2001 – $1,937). The net loss for the three and six months ended June 30, 2002 also includes provisions for workforce reduction and other shutdown and asset disposal costs totaling $7,667. No material gain or loss is anticipated from the sale of the Ethylene Coatings business and all expected future losses from this business have been included in discontinued operations.

Net loss per common share from discontinued operations was $(.18) per share for the three months ended June 30, 2002 (2001 – $(.08)) and $(.22) per share for the six months ended June 30, 2002 (2001 – $(.15)). No tax provisions were recorded with respect to these businesses during these periods.

Note 4 – Capital Stock

As at June 30, 2002 the Company had outstanding 78,107,644 common shares and 5,631,899 options convertible into common shares (December 31, 2001 – 77,786,915 common shares and 5,245,399 options).

In June 2002, the Company filed a normal course issuer bid which entitles the Company to acquire up to 3,889,000 common shares between June 19, 2002 and June 18, 2003. The purchases are made on the open market at the time of any particular purchase.

During the second quarter of 2002, the Company issued 323,529 shares as compensation expense of $1,100 and repurchased 2,800 shares through its normal course issuer bid for $8.

Note 5 – Stock-based Compensation Plans

Effective January 1, 2002 the Canadian Institute of Chartered Accountants recommends that stock-based compensation be accounted for using a fair value methodology. As permitted under the new rules, the Company and its subsidiaries have elected to measure compensation expense as the difference, if any, between the quoted market value or fair value of the stock at the date of grant and the exercise price at the date of grant. The exercise price of options granted by the

Note 5 – Stock-based Compensation Plans – continued

Company and its subsidiaries is not less than the market value at the date of grant and, consequently, no compensation expense has been recorded.

In the second quarter of 2002, the Company issued 11,500 options for common shares of the Company at a weighted average exercise price of $3.57. If Compensation costs for options for common shares of the Company and for common shares of subsidiaries issued on or after January 1, 2002 had been determined based on the fair value methodology, using the Black-Scholes option pricing model, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

	Quarter Ended June 30, 2002	Six Months Ended June 30, 2002
Net loss applicable to common shareholders as reported	$ (25,617)	$ (33,979)
Pro forma net loss applicable to common shareholders	(25,790)	(34,255)
Loss per common share as reported (basic and diluted)	(.33)	(.44)
Pro forma loss per common share (basic and diluted)	(.33)	(.44)

The fair value of each option grant by the Company and its subsidiaries was estimated using the Black-Scholes option pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 5.18%, an average life of 7.0 years and a volatility of 59.5%. The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

Stock Appreciation Rights – Effective January 1, 2002 net changes in the value of SARs, measured as the amount by which quoted market prices or fair value exceeds the exercise price at the measurement date, is recognized as compensation expense over the SAR's vesting period and offset to accounts payable and accrued liabilities. The cumulative liability as at January 1, 2002 amounting to $1,579 was charged to deficit with an offset to accounts payable and accrued liabilities. As at June 30, 2002 the cumulative liability totaled $100.

Note 6 – Earnings per Share

The Company uses the treasury stock method to calculate diluted earnings per share. Under the treasury stock method, the numerator remains unchanged from the basic earnings per share calculation, as the assumed exercise of the Company's stock options does not result in an adjustment to income. The reconciliation of the denominator in calculating diluted earnings per share is as follows:

(thousands of shares)	Quarter Ended		Six Months Ended	
	June 30 2002	June 30 2001	June 30 2002	June 30 2001
Weighted average number of common shares outstanding – basic (loss) earnings per share	77,808	77,722	77,797	77,721
Effect of dilutive securities	202	2,808	554	2,818
Weighted average number of common shares outstanding – diluted (loss) earnings per share	78,010	80,530	78,351	80,539

Note 7 – Technology Partnerships Canada Agreement

On March 26, 2001 the Company's subsidiary, iFire Technology Inc. ("iFire"), entered into a research and development contribution agreement with the Government of Canada through Technology Partnerships Canada ("TPC"). Under this agreement, TPC has agreed to contribute 28.371% of eligible research and development costs and related capital expenditures incurred by iFire until April 30, 2003 to a maximum of $30,000.

Contributions are recorded as a reduction of the cost of the applicable capital asset or credited in the statement of operations of iFire as determined by the nature of the expenditure being funded. In 2002, contribution claims totaling $4,683 (2001 - $9,974) have been recorded reflecting expenditures in the first six months of the year. Of this amount, $4,323 (2001 - $8,870) has been credited to research and development expense and $360 (2001 - $1,104) has been credited to capital assets. As at June 30, 2002 the Company has recorded a receivable of $2,446 for contribution claims relating to expenditures in 2002.

Note 8 – Nucryst Pharmaceuticals Agreement with Smith & Nephew plc

On May 8, 2001 Nucryst Pharmaceuticals entered into a series of agreements relating to its Acticoat™ burn dressing and wound care products with Smith & Nephew plc. Under these agreements, Nucryst Pharmaceuticals sold its North American burn dressing business and entered into an exclusive global licensing agreement for the sale and marketing of Acticoat™ burn and wound care dressings. Nucryst Pharmaceuticals will receive royalties based on Smith & Nephew's future sales of these products as well as milestone payments for the achievement of certain regulatory and sales targets. Under a collaborative agreement, the two companies are working together to develop new wound care products and to obtain additional regulatory approvals. Nucryst Pharmaceuticals continues to manufacture Acticoat™ products for Smith & Nephew plc under a long term manufacturing agreement.

In 2001, the Company recorded a gain on the sale of the North American burn dressings business of $20,122.

Note 9 – Segmented Information

(thousands of dollars)	Quarter Ended		Six Months Ended	
	June 30 2002	June 30 2001	June 30 2002	June 30 2001
Revenue				
Ambeon	$ 8,764	$ 8,820	$ 17,602	$ 18,906
Nucryst Pharmaceuticals	1,806	1,774	3,919	4,250
iFire Technology	1,068	1,066	2,135	2,143
	$ 11,638	$ 11,660	$ 23,656	$ 25,299
Divisional Earnings (Loss)				
Ambeon	1,583	1,852	3,827	4,422
Nucryst Pharmaceuticals	(1,827)	(1,819)	(3,558)	(3,345)
iFire Technology	(4,632)	(1,559)	(8,481)	(3,413)
Other	(278)	61	(414)	(174)
	$ (5,154)	$ (1,465)	$ (8,626)	$ (2,510)

Note 10 – Comparative Figures

Certain 2001 figures have been reclassified to conform to the presentation of the current year.

The Westaim Corporation
144-4th Avenue S.W. Suite 1010
Calgary, Alberta
T2P 3N4
www.westaim.com
info@westaim.com

CERTIFICATION OF PERIODIC REPORT

I, G.A. (DREW) FITCH, Chief Financial Officer of The Westaim Corporation (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the quarterly report on Form 6-K in respect of our second quarter 2002 financial report to shareholders (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 13, 2002

Name: G.A. (Drew) Fitch
Title: Senior Vice President and
Chief Financial Officer